82-1456

EMERALD ISLE RESOURCES INC.
59 Nelson Road, Lively, Ontario, Canada, P3Y 1P4
Telephone: (705) 682-0649 Fax: (705) 682-2447

03032612

September 25, 2003 Via First Class Mail

03 OCT -8 AM 7:21

Securities & Exchange Commission
450 – 5th Street Northwest
Washington DC 20549
USA

SUPPL

Attention: Office of International Corporate Finance
RE: US 12g3-2 (b) Exemption #82-1456

PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

Dear Reader:

Enclose please find Emerald Isle Resources Inc.'s unaudited financial statements for the nine months ended July 31, 2003, for your records.

If you have any question, please contact me at the number above.

Thank-you,

Vickey Tunney
EMERALD ISLE RESOURCES INC.

dlw 10/8

82-1456

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF	*Schedules A, B & C*

ISSUER DETAILS

NAME OF ISSUER	***Emerald Isle Resources Inc.***
ISSUER ADDRESS	*59 Nelson Rd, Lively, Ont., Can., P3Y 1P4*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
WEBSITE ADDRESS	*None*
CONTACT E-MAIL ADDRESS	*None*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***July 31, 2003***
DATE OF REPORT	*September 25, 2003*

CERTIFICATE

SCHEDULES B&C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David Croutch	*"David Croutch"*	*September 25, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED
Edward J. Blanchard	Ed Blanchard	*September 25, 2003*
NAME OF DIRECTOR	SIGNED	DATE SIGNED

82-1456

Emerald Isle Resources Inc.
Form 51-901F (formerly Form 61)
for the nine months ended July 31, 2003

Schedule A - Financial Statements

The unaudited financial statements for the nine months ended July 31, 2003 are attached.

Schedule B - Supplementary Information

1. The breakdown of deferred exploration expenditures is included in Schedule A.

2. Management and administrative fees of $14627 and mineral exploration expenditures of $3092 were paid or owing to a company controlled by a director of Emerald Isle Resources Inc., during the period of this report.

3. (a) There were no shares issued during the period of this report.

   (b) There were no options granted during the period of this report.

4. (a) The company's authorized capital consists of 100,000,000 common shares.

   (b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2003
For cash	7,636,347	$1,822,334
Flow-through shares	1,281,540	901,978
For property	1,100,000	481,500
For debt settlement	27,145	10,039
	10,045,032	$3,215,851

   (c) ➢ 469,900 directors' options at $0.15 exercisable on or before June 25, 2004.

   ➢ 75,000 employees' options at $0.15 exercisable on or before October 12, 2003.

   (d) There are 375,000 shares held in escrow.

5. At the date of this report, the directors and officers of the company are as follows:

   Blanchard, Edward J., President & Director
   Croutch, David R., Director
   Dupuis, Debra A., Corporate Secretary
   Helfrick, Edward W., Director
   Smith, Harvey, Director

82-1456

Resource Properties - The mineral properties consist of:

Swayze Township, Ontario - Sixteen single unit patented mining claims, Kenty Property, in the Township of Swayze, District of Sudbury. The company holds a 30% interest in the property.

Street Township, Ontario - Twenty unpatented mining claims were acquired at the cost of staking and the issuance of 100,000 shares ($65,000); the claims were transferred to EcoSource Garnet Inc. Emerald Isle holds a one-third interest in EcoSource Garnet Inc.

Glendale, Nova Scotia - Seventy-seven unpatented mining claims (Glencoe/Judique) in the Glendale District, Nova Scotia. Acquired at the cost of staking; the company holds a 50% interest in the property. During the period covered in this report, thirty-seven claims were abandoned. (Of these, 16 were abandoned during the previous quarter).

George River, Nova Scotia - Seventeen unpatented claims in George River, Nova Scotia; acquired in 2002 at cost of staking. During the period covered in this report, these claims were abandoned.

St. Stephen, Charlotte, New Brunswick - Nineteen unpatented claims known as the St. Stephen claims, in Charlotte, New Brunswick, acquired in 2001 at cost of staking, were abandoned during the period of this report.

Ghost Lake, New Brunswick - Four unpatented claims in Ghost Lake, New Brunswick; acquired in 2002 at cost of staking.

Schedule C - Management Discussion

Emerald Isle Resources Inc. is a public company (TSX: EIR) focused on the exploration and development of precious metals and industrial minerals.

The company retains magnesium chloride mining properties in New Brunswick, and is currently exploring a graphite prospect in Nova Scotia. The company still plans to pursue the commercial production of magnesium chloride and calcium chloride, but will focus on property in New Brunswick.

Emerald Isle Resources Inc. holds a one-third interest in EcoSource Garnet, Inc. ("Eco"), the owner of an almandine garnet deposit in Street Township, Ontario. The garnet project requires funds to complete Phase II of the project, which involves boosting the garnet pilot processing plant, constructed during Phase I and not currently in operation, to commercially-feasible production levels, and integrating the production of mica with garnet abrasive production. The project's mission is to provide for sale garnet abrasives for water-jet cutting and sand-blast applications, and ground mica for various industrial applications. Efforts to raise project funds continue.

During the period covered in this report, the Company abandoned thirty-seven unpatented mining claims in the Glendale District of Nova Scotia, which were acquired in 2002 at the cost of staking. (Of these abandoned claims, sixteen were abandoned during the previous quarter). The Company held a fifty percent interest in the thirty-seven claims.

During the period covered in this report, the Company abandoned seventeen unpatented mining claims in George River, Nova Scotia, which were acquired in 2002 at the cost of staking.

The Company's Annual General Meeting was held on April 28th, 2003. At the meeting, Edward Blanchard, David Croutch, Edward Helfrick, and Harvey Smith were elected to the Board of Directors.

Investor Relations - There were no investor relations arrangements or contracts entered into by the Issuer during the period.

82-1456

EMERALD ISLE RESOURCES INC.
BALANCE SHEET
AS AT JULY 31, 2003
(With comparative figures as at October 31, 2002)

		July 31/03 (unaudited)	Oct 31/02 (audited)
ASSETS			
CURRENT ASSETS			
Cash		$ 6,320	$ 49,914
Accounts receivable		479	1,511
Prepaid expenses	*note 4*	7,294	7,294
Investment in marketable securities		47,500	47,500
		61,593	106,219
CAPITAL ASSETS	*notes 1, 2, 4*	195,166	195,166
OTHER ASSETS			
Deferred mineral property expenditures	*notes 1, 2, 3*	651,804	644,030
Mineral property acquisitions	*notes 1, 4, 5*	609,171	608,911
Investment in joint venture	*note 1*	4,222	4,222
Deferred development expenditures	*notes 1, 4, 8*	421,886	421,886
		1,687,083	1,679,049
TOTAL ASSETS		**1,943,842**	**1,980,434**
LIABILITIES			
CURRENT LIABILITIES			
Accounts payable and accrued		81,565	65,205
Long-term debt due within one year	*note 4*	6,667	6,667
		88,232	71,872
LONG-TERM DEBT			
Loan payable	*note 4*	23,333	23,333
Principal payments due within one year		(6,667)	(6,667)
		16,666	16,666
OTHER LIABILITIES			
Advances from related parties	*note 4*	63,549	63,549
Advances from shareholders	*note 4*	3,270	22,367
		66,819	85,916
TOTAL LIABILITIES		**171,717**	**174,454**
SHAREHOLDERS' EQUITY			
CAPITAL STOCK			
Issued and fully paid		3,210,851	3,210,851
RETAINED EARNINGS			
Balance (deficit) - at beginning of year		(1,404,871)	(1,009,818)
Earnings (loss) for the period		(33,855)	(395,053)
Balance (deficit) - at end of period		(1,438,726)	(1,404,871)
TOTAL SHAREHOLDERS' EQUITY		**1,772,125**	**1,805,980**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**$ 1,943,842**	**$ 1,980,434**

Approved on behalf of the Board

Sgd. *"David Croutch"*

Sgd. [signature]

82-1456

EMERALD ISLE RESOURCES INC.
STATEMENT OF EARNINGS
FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2003
(With comparative figures for the three and nine months ended July 31, 2002)
(Unaudited)

		Three months ended		Nine months ended	
		July 31/03	July 31/02	July 31/03	July 31/02
REVENUE	*note 4*	$ 0	$ 0	$ 0	$ 0
EXPENSES	*note 4*				
Wages and employees benefits					
Management fees		3,000	7,500	12,000	25,500
Professional fees		955	5,018	306	9,796
Office and administration		1,791	373	6,643	11,114
Maintenance and stock exchange		1,281	2,718	11,918	10,906
Interest on long-term debt		828		1,822	
Corporation/property tax		276		276	145
Vehicle and travel			3,529		3,529
General exploration			15,219	890	15,219
Write off/abandonments			14,680		14,680
Total expenses		8,131	49,037	33,855	90,889
EARNINGS (LOSS) FOR THE PERIOD		**$ (8,131)**	**$ (49,037)**	**$ (33,855)**	**$ (90,889)**
EARNINGS (LOSS) PER SHARE		**$ (0.001)**	**$ (0.005)**	**$ (0.003)**	**$ (0.009)**

82-1456

EMERALD ISLE RESOURCES INC.
CASH FLOW STATEMENT
FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2003
(With comparative figures for the three and nine months ended July 31, 2002)
(Unaudited)

	Three months ended		Nine months ended	
	July 31/03	July 31/02	July 31/03	July 31/02
CASH GENERATED FROM (USED FOR)				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$ (8,131)	$ (49,037)	$ (33,855)	$ (90,889)
Changes in non-cash working capital				
- accounts receivable	1,162	1,561	1,032	(7,157)
- prepaid expenses				145
- accounts payable	6,470	(8,071)	16,360	(27,640)
	(499)	(55,547)	(16,463)	(125,541)
INVESTMENT ACTIVITIES				
Deferred development expenditures				
Deferred mineral property expenditures	0	10,272	(7,774)	(33,595)
Investment in joint venture				
Investment in marketable securities				
Mineral property acquisitions	0	5,409	(260)	5,409
Capital assets				
	0	15,681	(8,034)	(28,186)
FINANCING ACTIVITIES				
Issuance of capital stock		(5,000)		169,150
Advances from related parties		(8,276)		(17,385)
Advances from shareholders	(4,319)	605	(19,097)	1,796
Principal payments on long-term debt				
	(4,319)	(12,671)	(19,097)	153,561
INCREASE (DECREASE) IN CASH	(4,818)	(52,537)	(43,594)	(166)
CASH POSITION - at beginning of period	11,138	70,184	49,914	17,813
CASH POSITION - at end of the period	**$ 6,320**	**$ 17,647**	**$ 6,320**	**$ 17,647**

82-1456

EMERALD ISLE RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JULY 31, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy
The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets
Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy
The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest
The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet, Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs
The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet, Inc. joint venture.
These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation and amortization consist of:

	Asset at Cost	July 31, 2002 Accumulated Depreciation	Net
Milling and processing equipment	$ 235,889	$ 175,451	$ 60,438
Mill building	169,748	36,844	132,904
Mining equipment	2,169	1,600	569
Vehicles and moveable equipment	1,713	1,382	331
Other equipment and furniture	1,878	1,369	509
Computer equipment	1,039	917	122
Culverts	444	151	293
Land			
	$ 412,880	$ 217,714	$ 195,166

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	Oct. 31/02	Additions	July 31/03
Drilling	$ 251,276		$ 251,276
Stripping and trenching	188,444		188,444
Engineering and drafting	57,119		57,119
Line cutting, sampling and assays	45,465	5,350	50,815
Equipment rental	49,269		49,269
Extraction and crushing	23,015		23,015
Travel, accommodation and supplies	17,567	2,424	19,991
Safety and environmental	15,000		15,000

82-1456

Road construction	9,212		9,212
Materials shipped to mill	(12,337)		(12,337)
	$ 644,030	$ 7,774	$ 651,804

The deferred mineral property expenditures, allocated between properties, are as follows:

	Oct. 31/02	Additions	July 31,/03
Kenty	$ 505,488		$ 505,488
Street (Joint Venture)	133,728		133,728
Glencoe/Judique	1,771	7,774	9,545
St. Stephen	1,452		1,452
Ghost Lake	1,243		1,243
George River	348		348
	$ 644,030	$ 7,774	$ 651,804

Deferred mineral property expenditures totalling $387,687 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company, of flowing tax benefits through to investors, have not been recorded in the accounts.

4. INVESTMENT IN JOINT VENTURES

ECOSOURCE GARNET, INC.

The company's proportionate one-third interest in the assets, liabilities, revenue and expenses of the EcoSource Garnet Inc. joint venture are reflected as follows:

		July 31/02
ASSETS		
Prepaid expenses		$ 7,294
Capital assets	*note 2*	195,166
Deferred mineral property acquisitions	*note 5*	216,913
Deferred development expenditures	*note 6*	421,886
Deferred mineral property expenditures	*note 3*	133,728
		$ 974,987
LIABILITIES		
Accounts payable		$ 56,713
Loan payable		23,333
Advances from shareholders		12,149
Advances from related company/party		61,099
		$ 153,294
REVENUE		
Interest earned		$ 0
EXPENSES		
Interest on long-term debt		$ 1,627
Professional fees		500
Utilities		203
		$ 2,330

The company renounced $259,000 in deferred mineral property expenditures pursuant to existing flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company, of flowing tax benefits through to investors, has not been recorded in these financial statements.

1098881 ONTARIO LIMITED

The company entered into a joint venture agreement with 1098881 Ontario Limited regarding sixteen patented mining claims in Swayze and Dore Townships, Ontario. Under the terms of the agreement, 1098881 Ontario Limited has acquired a 70% interest in the property by incurring $627,822 in qualified exploration expenditures.

In addition, 1098881 Ontario Limited must expend $1,000,000 in qualified expenditures before Emerald Isle Resources Inc. is required to contribute its pro rata share of the expenditures. As of the date of this report, no further work program has been conducted on the property.

82-1456

5. MINERAL PROPERTY ACQUISITIONS

The mineral property acquisitions consist of:

			2003
a)	Kenty Property - Township of Swayze, Ontario Sixteen single-unit patented mining claims were acquired in 1985 for $75,000 cash, issuance of 100,000 shares and proposed issuance of 100,000 shares subject to approval by the regulatory authorities.	$	386,500
b)	Street Property - Street Township, Ontario Eighteen unpatented mining claims (52 units) have been acquired at a cost of staking of $743 and the issuance of 100,000 shares ($65,000). These 18 claims were transferred to EcoSource Garnet, Inc. on July 30/96. (see note 4) An additional 2 unpatented mining claims (2 units) were acquired in 2000 at the cost of staking.		216,913
c)	St. Stephen - Charlotte, New Brunswick During the period covered in this report, 19 unpatented mining claims, which were acquired in 2001 at the cost of staking, were abandoned.		4,245
d)	Glencoe/Judique - Glendale, Nova Scotia A 50% interest in seventy-seven unpatented mining claims was acquired in 2002, such interest acquired at the cost of staking. During the period covered in this report, thirty-seven unpatented mining claims were abandoned.		745
e)	Ghost Lake - New Brunswick Four unpatented mining claims were acquired in 2002 at the cost of staking.		477
f)	George River - Nova Scotia Seventeen unpatented mining claims, acquired in 2002 at the cost of staking were abandoned during to the period covered in this report.		291
		$	609,171

Unless otherwise noted, the titles to all the mining claims are in good standing.

6. DEFERRED DEVELOPMENT EXPENDITURES

The deferred development expenditures consist of:

		July 31/02		
MILLING OPERATIONS				
Depreciation	$	217,714		
Consulting		13,887		
Extraction costs of raw materials consumed		14,575		
Wages and employee benefits		32,376		
Equipment repairs and maintenance		9,972		
Utilities		9,469		
Management fees		36,262		
Travel and accommodation		2,288		
Freight costs and brokerage fees		1,245		
Supplies		1,114		
Packaging		465		
Fuel		402	$	339,769
MARKET DEVELOPMENT				
Wages and consulting fees		37,942		
Travel and accommodations		12,827		
Office and general		11,449		
Advertising		1,516		
Telephone		1,116		
Occupancy cost	$	44,986		109,836
SALES				(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES - *note 4*			$	421,886